SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsa de Comercio de Buenos Aires on May 8, 2025.

By letter dated May 8, 2025, the company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Results of the period (nine-month period)	in million ARS
	03/31/2025	03/31/2024
Results of the period (nine-month period)	57,895	(39,987)
Attributable to:
Shareholders of the controlling company	22,228	34,835
Non-controlling interest	35,667	(74,822)

2. Other comprehensive income for the period (nine-month period)	in million ARS
	03/31/2025	03/31/2024
Other comprehensive income for the period (nine-month period)	(77,083)	23,711
Attributable to:
Shareholders of the controlling company	(27,526)	8,631
Non-controlling interest	(49,557)	15,080

3. Total comprehensive income for the period (nine-month period)	in million ARS
	03/31/2025	03/31/2024
Total comprehensive income for the period (nine-month period)	(19,188)	(16,276)
Attributable to:
Shareholders of the controlling company	(5,298)	43,466
Non-controlling interest	(13,890)	(59,742)

4. Equity details	in million ARS
	03/31/2025	03/31/2024
Share Capital	598	592
Treasury shares	7	2
Comprehensive adjustment of capital stock and of treasury shares	268,103	268,069
Warrants	22,510	24,740
Share Premium	358,657	338,869
Premium for trading of treasury shares	(29,541)	(29,396)
Legal Reserve	40,764	36,109
Special Reserve (Resolution CNV 609/12)	246,485	173,134
Cost of treasury share	(10,578)	(3,648)
Conversion reserve	(37,295)	35,995
Reserve for securities issued by the Company acquisition	2,580	2,580
Reserve for future dividends Other reserves	- (6,059)	77,551 (3,623)
Retained earnings	(10,648)	(16,158)
Shareholders’ Equity attributable to controlling company’s shareholders	845,583	904,816
Non-controlling interest	1,056,548	1,176,056
Total shareholder's equity	1,902,131	2,080,872

Pursuant to Article 63 Section l) 6) and 8) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 605,049,182 (including treasury shares), divided into 603,140,435 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share and duly registered and 1,908,747 common, non-endorsable, shares of VN ARS 1 each and with the right to 1 vote each pending registration. Total shares outstanding is 598,651,646.

The Company's market capitalization as of March 31, 2025, was approximately USD 653.5 million (60,504,918 ADS with a price per ADS of USD 10.8).

As of March 31, 2025, the Company’s principal shareholder and beneficial owner is Eduardo Sergio Elsztain. Direct or indirectly,  through the vehicles Inversiones Financieras del Sur S.A (IFISA) and Consultores Venture Capital Uruguay S.A.(CVCU), owns 230,771,688 shares, accounting for 38.55% of the share capital (net of treasury shares). Eduardo Sergio Elsztain is domiciled at Bolivar 108, 1st floor, Buenos Aires City Center, IFISA is a company incorporated and domiciled at Calle 8, km 17,500, Edificio Zonamérica 1, local 106, Montevideo, Uruguay and CVCU is a company incorporated and domiciled at Calle 8, km 17,500, Edificio Zonamérica 1, local 106.

In addition, we report that as of March 31, 2025, after deducting direct and indirect Eduardo Sergio Elsztain's interest through IFISA and CVCU, and the treasury shares, the remaining shareholders held 367,879,958 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share, accounting for 61.45% of the issued and subscribed capital stock (substracting treasury shares).

It should be considered that in March 2021 the company increased its share capital by 90 million shares. For each subscribed share, each shareholder received at no additional cost 1 warrant, that is, 90 million warrants were issued. The warrants expire on March 10, 2026 and are listed on the Buenos Aires Stock Exchange under the symbol “CRE3W” and on the NYSE under the symbol “CRESW”. As of today, the number of warrants outstanding is 79,706,994.

In the case that all warrants were converted, the number of shares issued and subscribed would increase to 717,236,776. We also inform that if the group of control were to exercise its warrants like the rest of the shareholders, its stake would increase by 49,464,365 ordinary shares, which would mean a 39.42% stake on the share capital, that is, 280,236,053 shares.

Below are the highlights for the nine-month period ended March 31, 2025:

●
The net result for the nine-month period of the 2025 fiscal year recorded a profit of ARS 57,895 million, compared to a loss of ARS 39,987 million in the same period of 2024. .

●
The adjusted EBITDA of the segments that make up the agricultural business was ARS 31,072 million, while the urban properties and investments business (through IRSA) recorded ARS 156,380 million.

●
  The 2025 campaign progressed with a good level of rainfall in the region, despite some irregularity in frequency specially in Northern Argentina, with sustained commodity prices and stable input costs. We planted 300,000 hectares in the region and expect to produce approximately 867,000 tons of grains, 23% more than in the previous campaign.

●
 Cattle activity in Argentina is developing with very good prices, margins, and production levels.

●
 During the quarter and after the closing, the Argentine government announced two favorable measures for the agricultural sector. First, a temporary reduction, until June 30, 2025, in export duties for soybeans, from 33% to 26%, and for wheat and corn, from 12% to 9.5%, with a positive impact on available and future grain prices. Second, the partial elimination of capital controls, with a direct impact on the convergence of exchange rates. .

●     During the nine-month period of the 2025 fiscal year, we sold a portion of the “Los Pozos” farm in Argentina for USD 2.2 million, and our subsidiary BrasilAgro sold a portion of “Alto Taquari” farm for BRL 189.4 million.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
May 8, 2025